

April 22, 2014

Via E-mail
R. Patrick Garrett
Chief Executive Officer
T5 Corp.
4 Grouse Terrace
Lake Oswego, Oregon

      Re: **T5 Corp.**
              Form 8-K
              Filed April 17, 2014
              File No. 0-53101

Dear Mr. Garrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please revise your disclosure in the second and third paragraphs to clarify that the reports of Ronald R. Chadwick, P.C. on your financial statements for the years ended November 30, 2011 and November 30, 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please revise your disclosure in the fourth and fifth paragraphs to state whether there were any disagreements during the two most recent fiscal years and <u>any</u> subsequent interim period preceding the resignation. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-X.

<u>Item 9.01</u>

3. Please file an updated letter from Ronald R. Chadwick, P.C. as Exhibit 16 in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 Letter from Ronald R. Chadwick, P.C. at the time you file your Form 8-K please disclose this fact in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief